SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MGC DIAGNOSTICS CORPORATION.

(Name of Subject Company)

MGC DIAGNOSTICS CORPORATION.

(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

552768103

(CUSIP Number of Class of Securities)

Todd M. Austin
Chief Executive Officer
MGC Diagnostics Corporation

350 Oak Grove Parkway

Saint Paul, Minnesota 55127-8599

(651) 484-4874

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

Thomas G. Lovett, IV, Esq.

Jonathan Levy, Esq.

Lindquist & Vennum LLP
2000 IDS Center

80 South 8th Street
Minneapolis, MN 55402
(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by MGC Diagnostics Corporation, a Minnesota corporation (“MGC” or the “Company”), with the Securities and Exchange Commission on December 7, 2017, relating to the tender offer by AC Breathe Merger Sub Inc., a Minnesota corporation and a wholly-owned subsidiary of MGC Parent LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of the Company’s common stock, par value $.10 per share, at a price of $11.03 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

On December 12, 2017, a putative class action complaint captioned Adam Franchi v. MGC Diagnostics Corporation, Case No. 17-cv-05411-WMW-HB, was filed in the United States District Court, for the District of Minnesota (the “Franchi Litigation”). The Franchi Litigation was filed against the Company, the individual members of the Company Board, Purchaser, Parent and Altus Capital Partners, Inc., an affiliate of Parent and Purchaser. The Franchi Litigation generally alleges, among other things, the members of the Company Board issued a solicitation/recommendation statement on Schedule 14D-9 (the “Recommendation Statement”) that violates Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because it allegedly omits or misrepresents material facts and alleges that the members of the Company Board violated Section 20(a) of the Exchange Act with respect to the allegedly misleading Recommendation Statement. The plaintiff in the Franchi Litigation generally seeks, among other relief, declaratory and injunctive relief prohibiting consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger if consummated prior to final judgment, an order directing the individual defendants to amend the 14D-9 to make additional disclosures, damages and attorneys’ fees and expenses, and other forms of relief. The Company is reviewing the allegations in the Franchi Litigation, but believes the claims that the Company violated the federal securities laws and that shareholders have been misled lack merit, and the Company will vigorously defend against the claims raised by the Franchi Litigation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGC DIAGNOSTICS CORPORATION.

/s/ Todd M. Austin
Todd M. Austin
Chief Executive Officer
Dated: December 14, 2017